**Final Term Sheet**


**Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR3 Trust**


**$ 779,999,300**

**WaMu Asset Acceptance Corp.**
Depositor


**Washington Mutual Mortgage Securities Corp.**
Seller


**Washington Mutual Bank**
Servicer


**LaSalle Bank National Association**
Trustee


**April 10, 2006**


| | |
|---|---|
| **Closing Date** | **April 26 , 2006** |
| **Investor Settlement Date** | **April 26, 2006** |
| **First Distribution Date** | **May 25, 2006** |
| **Cut-Off Date** | **April 1, 2006** |


 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Final Term Sheet**

The securities described in this Final term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this Final term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus, along with this Final term sheet, describes more specifically the terms of your series of certificates. This Final term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this Final term sheet is subject to completion or change. The information in this Final term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire Final term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

**THE DATA DESCRIBING THE MORTGAGE POOL IN THIS FINAL TERM SHEET REFLECTS THE FINAL CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS APRIL 1, 2006. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.**

This final term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this final term sheet. The mortgage-backed securities referred to in this final term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this final term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

 **WaMu Capital Corp.**

A Washington Mutual, Inc. Company

**Washington Mutual Mortgage Pass-Through Certificates,**
**WMALT Series 2006-AR3 Trust**

**$ 779,999,300**

## Description of Certificates

| | Principal/ Notional Amount (Approx.) [1] | WAL (Yrs) To Call/Mat [2] | Pmt Window (Mths) To Call/Mat [2] | Interest Rate Type | Tranche Type | Expected Ratings S&P/Moody's |
|---|---|---|---|---|---|---|
| A-1A | $ 431,999,000 | 4.06/4.39 | 1-126/1-480 | Variable [3] | Senior | AAA/Aaa |
| A-1B | $ 180,000,000 | 4.06/4.39 | 1-126/1-480 | Variable [3] | Senior Mezz | AAA/Aaa |
| A-1C | $ 108,000,000 | 4.06/4.39 | 1-126/1-480 | Variable [3] | Junior Mezz | AAA/Aaa |
| R | $ 100 | | | 4.97% | Senior/Residual | AAA/Aaa |
| PPP-1 | $ 100 [4] | | | N/A | Prepayment Penalty | AAA/Aaa |
| PPP-2 | $ 100 [4] | | | N/A | Prepayment Penalty | AAA/Aaa |
| X-1 | $ 381,065,104 | | | Variable [5] | Senior IO/PO | AAA/Aaa |
| X-2 | $ 418,934,896 | | | Variable [5] | Senior IO/PO | AAA/Aaa |
| X-3 | $ 386,736,381 | | | 1.15% [6] | Senior IO | AAA/Aaa |
| B-1 | $ 17,200,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | AA+/Aa1 |
| B-2 | $ 10,800,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | AA/Aa2 |
| B-3 | $ 6,800,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | AA-/Aa3 |
| B-4 | $ 5,600,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | A+/A1 |
| B-5 | $ 5,600,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | A/A2 |
| B-6 | $ 4,400,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | A-/A3 |
| B-7 | $ 3,600,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | BBB+/Baa1 |
| B-8 | $ 2,800,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | BBB/Baa2 |
| B-9 | $ 3,200,000 | 7.12/7.88 | 1-126/1-480 | Variable [7] | Subordinate | BBB-/Baa3 |
| B-10 | $ 3,200,000 | | | | Subordinate | BB+/Ba1 |
| B-11 | $ 2,800,000 | | | | Subordinate | BB/Ba2 |
| B-12 | $ 1,200,000 | | Privately Offered Certificates | | Subordinate | BB-/Ba3 |
| B-13 | $ 6,800,000 | | | | Subordinate | B/NR |
| B-14 | $ 6,000,700 | | | | Subordinate | NR/NR |
| Total: | **$ 800,000,000** | | | | | |

(1) Distributions on the Class A-1A, Class A-1B, Class A-1C, Class X-1, Class X-2, Class X-3, Class PPP-1, Class PPP-2, Class R and Subordinate Certificates will be derived primarily from a pool of adjustable-rate mortgage loans (the "**Mortgage Loans**"). Distributions on the Class X-1 Certificates will be derived primarily from Mortgage Loans that either (i) do not impose prepayment penalties or (ii) impose a prepayment penalty for voluntary prepayments in full for a period no greater than 29 months from the date of origination of such Mortgage Loan (the "**Subgroup 1 Mortgage Loans**"). Distributions on the Class X-2 Certificates will be derived primarily from Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full for a period greater than 29 months from the date of origination of such Mortgage Loan (the "**Subgroup 2 Mortgage Loans**"). Distributions on the Class X-3 Certificates will be derived primarily from Subgroup 2 Mortgage Loans that impose a "hard" prepayment penalty (one for which the related mortgage note does not provide for any exceptions to the payment of the prepayment penalty) for voluntary prepayments in full for a period 36 months or greater from the date of origination of such Mortgage Loan (the "**Subgroup 2a Mortgage Loans**"). Class sizes are subject to preliminary collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Class A-1A, Class A-1B, Class A-1C, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class A-1A and Class A-1B Certificates will be equal to the lesser of (i) One-Year MTA (as defined herein) plus the related margin and (ii) the Net WAC Cap (as defined

**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

herein) for the Mortgage Loans. On each Distribution Date, the certificate interest rate for the Class A-1C Certificates will be equal to the least of (i) the London Interbank Offered Rate for one-month United States dollar deposits ("**LIBOR**") plus the related margin (in each case, the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for the Mortgage Loans and (iii) the Net Life Cap (as defined herein) for the Mortgage Loans.

(4) Each of the Class PPP-1 and Class PPP-2 Certificates will receive $100 of principal, on the Distribution Date in May 2010, from a reserve fund to be funded on the Closing Date (as defined herein) with a deposit by the underwriter. The Class PPP-1 and Class PPP-2 Certificates will not receive interest. The Class PPP-1 and Class PPP-2 Certificates will also each have a notional balance; the Class PPP-1 notional amount will equal the aggregate principal balance of all the Subgroup 1 Mortgage Loans as of the Cut-Off Date and the Class PPP-2 notional amount will equal the aggregate principal balance of all the Subgroup 2 Mortgage Loans as of the Cut-Off Date. However, neither the Class PPP-1 nor Class PPP-2 Certificates will accrue interest on its notional balance. The Class PPP-1 Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Mortgage Loan that imposes a penalty on a voluntary full prepayment for a period of no greater than 29 months from the date of origination of such Mortgage Loan. The Class PPP-2 Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Mortgage Loan that imposes a penalty on a voluntary full prepayment for a period greater than 29 months from the date of origination of such Mortgage Loan. See "**The Class PPP-1 and Class PPP-2 Certificates**" herein and the "Prepay Term (Months)" table herein for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms.

(5) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Mortgage Loans, the Class X-1 and Class X-2 Certificates will each be deemed to be comprised of an interest-only component (each, a "**Class X IO Component**") and a principal-only component (each, a "**Class X PO Component**"). Interest, if any, will be payable with respect to each Class X IO Component. The Class X IO Components will not have a principal balance and principal will not be payable with respect to the Class X IO Components. Each Class X PO Component will have a principal balance which initially will equal zero. Interest will not accrue on any Class X PO Component. In the event that interest otherwise payable with respect to a Class X IO Component is reduced as a result of the allocation of net negative amortization (as described herein), the amount of such reduction will be added as principal to the related Class X principal balance.

The amount of interest available for distribution to the Class X-1 Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts (as defined herein)) will equal the lesser of:

  (a) the Maximum Class X Interest Amount (as defined in this final term sheet); and
  (b) the excess, if any, of

    (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Subgroup 1 Mortgage Loans and the denominator of which is 12, and (ii) the Subgroup 1 Balance (as defined in this final term sheet) over
    (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate (as defined in this final term sheet) and the denominator of which is 12, and (ii) the Subgroup 1 Balance reduced by the Class X-1 principal balance.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class X-1 Certificates on any distribution date may instead be distributed as Carryover Shortfall Amounts. *See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this* final term sheet.

The amount of interest available for distribution to the Class X-2 Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal the lesser of:

  (a) the Maximum Class X Interest Amount; and
  (b) the excess, if any, of
    (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Subgroup 2 Mortgage Loans and the denominator of which is 12, and (ii) the Subgroup 2 Balance (as defined in this final term sheet) over
    (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the Subgroup 2 Balance reduced by the Class X-2 principal balance.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class X-2 Certificates on any distribution date may instead be distributed as Carryover Shortfall Amounts. *See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this* final term sheet.

(6) The Class X-3 Certificates will accrue interest on the Class X-3 Notional Amount, which will equal the Subgroup 2a Balance (as defined in this final term sheet). The Class X-3 Certificates will not be entitled to distributions of principal.

(7) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap and (iii) the Net Life Cap.

**Transaction Summary**

Depositor:  WaMu Asset Acceptance Corp. ("**WAAC**").

Trust:  Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR3 Trust

Servicer:  Washington Mutual Bank ("**WMB**")

Lead Manager:  WaMu Capital Corp.

Trustee:  LaSalle Bank National Association.

Rating Agencies:  It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.

Cut-off Date:  April 1, 2006.

Expected Pricing Date:  On or about April 12, 2006

Closing Date:  On or about April 26, 2006.

Distribution Date:  The 25$^{th}$ of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2006.

Servicing Fee for One-Year MTA Mortgage Loans:  The servicing fee for each Mortgage Loan indexed to One-Year MTA will be calculated as a per annum percentage for each Mortgage Loan. The servicing fee for each Mortgage Loan indexed to One-Year MTA will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.45%; *provided*, *however*, the servicing fee for each Subgroup 2a Mortgage Loan indexed to One-Year MTA will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 2.60%.

Servicing Fee for One-Month LIBOR Mortgage Loans:    The servicing fee for each Mortgage Loan indexed to One-Month LIBOR will be calculated as a per annum percentage for each Mortgage Loan. The servicing fee for each Mortgage Loan indexed to One-Month LIBOR will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 1.00%; *provided*, *however*, the servicing fee for each Subgroup 2a Mortgage Loan indexed to One-Month LIBOR will equal the greater of (i) 0.375% and (ii) the excess, if any, of the gross margin on the applicable Mortgage Loan (as stated in the related mortgage note) over 2.15%.

Certificates:  The "**Senior Certificates**" will consist of the Class A-1A, Class A-1B and Class A-1C Certificates (the **"Class A Certificates")**, the Class X-1, Class X-2 and Class X-3 Certificates (the **"Class X Certificates"**), the Class PPP-1 and Class PPP-2 Certificates (the "**Class PPP Certificates**") and Class R Certificates. The "**Senior Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates. The "**Junior Subordinate Certificates**" will consist of the Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates. The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Class A, Class X, Class PPP, Class R and Senior Subordinate Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".

Registration:  Each class of Offered Certificates (other than Class R) will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.

Federal Tax Treatment:  It is anticipated that the Offered Certificates (other than the Class PPP Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class PPP-1 and Class PPP-2 Certificates (in respect of their right to receive certain prepayment penalties) will be treated as stripped interests in the Mortgage Loans for federal income tax purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes. The Class PPP-1 and Class PPP-2 Certificates will not represent an interest in any REMIC.



**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

SMMEA Treatment:  The Class A, Class B-1, Class B-2, Class B-3 and Class X Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13, Class B-14 and Class PPP Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

ERISA Eligibility:  The Offered Certificates (other than the Class PPP Certificates) are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.  The Class R and Class PPP Certificates are not expected to be ERISA eligible.

Optional Termination:  The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Optional Call Date**").

Accrued Interest:  The price to be paid by investors for the Class A-1C and Senior Subordinate Certificates will not include accrued interest (settling flat).  The price to be paid by investors for the Class A-1A, Class A-1B,  and Class X Certificates will include 25 days of accrued interest.

Interest Accrual Period:  The interest accrual period for the Class A-1C and Subordinate Certificates for a given Distribution Date will be the period beginning on the $25^{th}$ day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the $24^{th}$ day of the month during which such Distribution Date occurs (on an actual/360 basis).  The interest accrual period for the Class A-1A, Class A-1B and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

Pricing Prepayment Speed:  The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Compensating Interest:  Compensating interest paid by WMB with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the $15^{th}$ day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the $1^{st}$ day through the $14^{th}$ day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans:  As of April 1, 2006, the aggregate principal balance of the Mortgage Loans is approximately $777,417,907. As of April 1, 2006, the aggregate principal balance of the Subgroup 1 Mortgage Loans, Subgroup 2 Mortgage Loans and Subgroup 2a Mortgage Loans is approximately $370,308,543, $407,109,362 and $375,819,735 respectively. As of April 1, 2006, the aggregate principal balance of the Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full for a period no greater than 29 months from the date of origination of such Mortgage Loan is approximately $172,786,651. The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 and 40 years.  All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1 and 3 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States Treasury Security adjusted to a constant maturity of one year (the "**One-Year MTA**") or the average of interbank offered rates for one-month U.S. dollar-denominated deposits in the London market, as published in The Wall Street Journal and most recently available as of fifteen days before the applicable interest rate adjustment date (**"One-Month LIBOR"**). After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin.  As of the Cut-off Date, approximately 4.086% of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap.  All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**").  This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years


**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

thereafter, and on the final payment adjustment date, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 115%) of the original principal balance due to negative amortization (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Negative Amortization**").  The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

**On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is approximately $777,417,907, subject to an increase or decrease of up to 10%.  It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein.  The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.**

| Originator Concentrations | Approx % |
|---|---|
| FIRST MAGNUS FINANCIAL | 20.42 |
| GMAC MORTGAGE CORP | 16.23 |
| VIRTUAL BANK | 12.33 |
| PLAZA HOME MORTGAGE INC | 9.55 |
| SIERRA PACIFIC MTG | 8.85 |
| Total | 67.38 |

See "**Originator Disclosure**" section.

Class PPP Certificates:  All prepayment penalty payments remitted to the Trust with respect to voluntary full prepayments (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class PPP Certificates in the following manner: on each Distribution Date the Class PPP-1 Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each Mortgage Loan that imposes a penalty on voluntary full prepayment for a period of no greater than 29 months from the date of origination of such Mortgage Loan; and the Class PPP-2 Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each Mortgage Loan that imposes a penalty on voluntary full prepayment for a period greater than 29 months from the date of origination of such Mortgage Loan. The holders of the Class PPP Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the Servicer as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates. Notwithstanding the foregoing, prepayment penalties are neither imposed nor remitted to the Trust (and therefore are not payable to the Class PPP Certificates) (i) in some cases where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by Washington Mutual Bank to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases, for Mortgage Loans with prepayment penalty terms greater than 12 months, where the mortgagor refinances the Mortgage Loan with a new mortgage loan originated and serviced by Washington Mutual Bank, provided that 90 days or less remain in the prepayment penalty term or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. **Moreover, regardless of the terms of the mortgage note, the servicer will not collect prepayment penalties after the third anniversary of the origination of the Mortgage Loan**. The servicer will also not collect prepayment penalties due to involuntary prepayments such as foreclosures. In addition, under certain circumstances set forth in the Pooling Agreement, the payment of any otherwise applicable Assigned Prepayment Penalty by a mortgagor may be waived by the servicer and, if waived in accordance with the terms of the pooling agreement, the amount of the waived Assigned Prepayment Penalty will not be available for distribution to the holders of the Class PPP Certificates.

Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the Class PPP Certificates, or decisions by the servicer with respect to waiver thereof, may have on the performance of such certificates. General economic conditions and homeowner mobility will also affect the prepayment rate.

In addition, under circumstances described in the pooling agreement, the depositor may be required to repurchase Mortgage Loans from the Trust (or substitute new mortgage loans for those Mortgage Loans). The holders of the Class PPP Certificates will not be entitled to any prepayment penalty on a Mortgage Loan that was purchased from the Trust or substituted for, or (in the case of a substitution) on the new mortgage loan.

As of the Cut-Off Date, certain of the Mortgage Loans impose prepayment penalties for certain prepayments of principal. *See the "Prepay Term (Months)" table in this final term sheet for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms*. Generally, the mortgage loans with prepayment penalties provide for the payment of a penalty in connection with certain voluntary, full or partial prepayments made within a period of time specified in the related mortgage note and generally ranging from twelve months to three years from the date of origination of such Mortgage Loan. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note. Such prepayment premiums may discourage mortgagors from prepaying their Mortgage Loans during the period such prepayment penalties are in effect and, accordingly, thereby affect the rate of prepayment of such mortgage loans even in a declining interest rate environment.

In addition, each of the Class PPP-1 and Class PPP-2 Certificates will receive $100 of principal, on the Distribution Date in May 2010, from a reserve fund to be funded on the Closing Date with a deposit by the underwriter.

Credit Enhancement: Senior/Subordinate, shifting interest structure. Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially 10.0% total subordination (subject to the variance stated in the collateral profile).

Shifting Interest: Until the first Distribution Date occurring after April 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Negative Amortization) (unless the Class A and the Class X PO Component are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series AR free writing prospectus), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).

The prepayment percentages on the Subordinate Certificates are as follows:

| Periods: | Unscheduled Principal Payments (%) |
|---|---|
| May 2006 – April 2016 | 0% Pro Rata Share |
| May 2016 – April 2017 | 30% Pro Rata Share |
| May 2017 – April 2018 | 40% Pro Rata Share |
| May 2018 – April 2019 | 60% Pro Rata Share |
| May 2019 – April 2020 | 80% Pro Rata Share |
| May 2020 and after | 100% Pro Rata Share |

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in May 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) or (ii) on or after the Distribution Date in May 2009, and the cumulative realized losses on the Mortgage Loans allocated to the



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Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization).

In the event the current aggregate principal balance of the Class A Certificates and the Class X PO Components, divided by the aggregate principal balance of the Class A Certificates, the Class X PO Components, and the Subordinate Certificates (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X PO Components will receive all Payoffs and Curtailments (net of Negative Amortization) for the Mortgage Loans.

| | |
|---|---|
| Net Mortgage Rate: | The "**Net Mortgage Rate**" with respect to each (i) Mortgage Loan other than a Subgroup 2a Mortgage Loan is equal to the mortgage interest rate less the servicing fee rate and (ii) Subgroup 2a Mortgage Loan is equal to the mortgage interest rate less the sum of the servicing fee rate and 1.15%. |
| Net WAC Cap: | The "**Net WAC Cap**" for the Mortgage Loans, the Subgroup 1 Mortgage Loans and the Subgroup 2 Mortgage Loans is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans. |
| Adjusted Net WAC Cap: | The "**Adjusted Net WAC Cap**" is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans, adjusted on an actual/360 basis. |
| Net Life Cap: | The "**Net Life Cap**" is the Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan. |
| Subgroup 1 Balance: | The "**Subgroup 1 Balance**'' for any Distribution Date is the aggregate principal balance of the Subgroup 1 Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on those mortgage loans received on or before the 14th day of the calendar month of that Due Date). |
| Subgroup 2 Balance: | The "**Subgroup 2 Balance**'' for any Distribution Date is the aggregate principal balance of the Subgroup 2 Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on those mortgage loans received on or before the 14th day of the calendar month of that Due Date). |
| Subgroup 2a Balance: | The "**Subgroup 2a Balance**'' for any Distribution Date is the aggregate principal balance of the Subgroup 2a Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on those mortgage loans received on or before the 14th day of the calendar month of that Due Date). |
| Subgroup Balance: | The "**Subgroup Balance**'' for any Distribution Date and any subgroup or Class X Certificate, means the Subgroup 1 Balance, Subgroup 2 Balance or Subgroup 2a Balance, as applicable. |
| Loan Balance: | The "**Loan Balance**'' for any Distribution Date is the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on those mortgage loans received on or before the 14th day of the calendar month of that Due Date). |
| Maximum Class X Interest Amount: | The "**Maximum Class X Interest Amount**" for any Distribution Date is the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for the Mortgage Loans and the denominator of which is 12, and (ii) the Loan Balance over (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the Loan Balance reduced by the aggregate Class Principal Balance of the Class X-1 and Class X-2 Certificates. |

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| | |
|---|---|
| Weighted Average<br>Certificate Interest Rate: | The **"Weighted Average Certificate Interest Rate"** for any Distribution Date is the weighted average (weighted according to Class Principal Balance) of the annual certificate interest rates on the Class A and Subordinate Certificates (each of which annual certificate interest rates, in the case of the Class A-1C Certificates and the Subordinate Certificates, will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30). |
| Carryover Shortfall<br>Amount: | If, on any Distribution Date, LIBOR plus the related margin for the Class A-1C and Subordinate Certificates is greater than the Adjusted Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin for such Class and (2) the Net Life Cap over (b) interest accrued on such Class at the applicable Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**"). Carryover Shortfall Amounts will be paid to the Class A-1C Certificates from interest otherwise distributable to the Class X-1 and Class X-2 Certificates (after the reduction due to Net Negative Amortization allocated to those Class X Certificates). Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Subordinate Certificates, from the remaining interest otherwise distributable to the Class X-1 and Class X-2 Certificates (after the reduction due to Net Negative Amortization allocated to those Class X Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A-1C Certificates). |
| Adjusted Cap Rate | The "**Adjusted Cap Rate**" for any Distribution Date and the Class A-1A and Class A-1B Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans at the Net WAC Cap for the Mortgage Loans for that Distribution Date less the Net Negative Amortization (defined below) for the Mortgage Loans and (ii) 12, and the denominator of which is the Loan Balance.<br><br>The "**Adjusted Cap Rate**" for any Distribution Date and the Class A-1C and each class of Subordinate Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Mortgage Loans at the Net WAC Cap for the Mortgage Loans for that Distribution Date less the Net Negative Amortization for the Mortgage Loans and (ii) 12, and the denominator of which is the Loan Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period. |
| Negative Amortization: | The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan. |
| Net Negative<br>Amortization: | The "**Net Negative Amortization**" for the Mortgage Loans, the Subgroup 1 Mortgage Loans and the Subgroup 2 Mortgage Loans for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period.<br><br>For any Distribution Date, the Net Negative Amortization for each of the Subgroup 1 Mortgage Loans and the Subgroup 2 Mortgage Loans will be allocated among the certificates as follows:<br><br>(i) first, the Net Negative Amortization for the Subgroup 1 Mortgage Loans, sequentially as follows:<br><br>    (a) first, to the Class X-1 Certificates until the interest otherwise payable to the Class X-1 Certificates is reduced to zero; and<br>    (b) second, to the Class X-2 Certificates until the interest otherwise payable to the Class X-2 Certificates is reduced to zero; |



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(ii) second, the Net Negative Amortization for the Subgroup 2 Mortgage Loans, sequentially as follows:

> (a) first, to the Class X-2 Certificates until the remaining interest otherwise payable to the Class X-2 Certificates is reduced to zero; and
> (b) second, to the Class X-1 Certificates until the remaining interest otherwise payable to the Class X-1 Certificates is reduced to zero; and

(iii) third, the aggregate Net Negative Amortization for the Subgroup 1 Mortgage Loans and the Subgroup 2 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class A and Subordinate Certificates in proportion to the excess, if any, for each such class of (x) the current interest accrued at the applicable certificate interest rate for such class over (y) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and for such Distribution Date

## Structure Rules

**Allocation of Realized Losses**: Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the Class A Certificates and the Class X PO Components, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero,

**provided, however,** that the realized losses allocated to the Class A Certificates in the aggregate will be allocated, sequentially, as follows:

> (a) first, to the Class A-1C Certificates, until their principal balance is reduced to zero,
> (b) second, to the Class A-1B Certificates, until their principal balance is reduced to zero, and
> (c) third, to the Class A-1A Certificates, until their principal balance is reduced to zero.

**Certificates Priority of Distributions:** Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) to the Senior Certificates (other than the Class PPP Certificates), accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided, however,* that any interest otherwise distributable with respect to the Class X-1 and Class X-2 Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) to the Class A, Class X-1, Class X-2 and Class R Certificates, principal allocable to such Classes, sequentially, as follows:

   (a) first, to the Class R Certificates, as principal, until their principal balance is reduced to zero;

   (b) second, the Class A-1A, Class A-1B and Class A-1C Certificates, as principal, concurrently, pro rata according to principal balance, as follows:

   > (i)   to the Class A-1A Certificates until their principal balance is reduced to zero;
   > (ii)  to the Class A-1B Certificates until their principal balance is reduced to zero; and
   > (iii) to the Class A-1C Certificates, until their principal balance is reduced to zero; and

   (c) third, to the Class X-1 and Class X-2 Certificates, pro rata, until their respective principal balances are reduced to zero;

3) to the Class A-1C Certificates, their Carryover Shortfall Amount, from interest otherwise distributable to the Class X-1 and Class X-2 Certificates (in each case, after the reduction due to Net Negative Amortization allocated to those Class X Certificates);



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4) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

5) to the Class B-1 Certificates, principal allocable to such Class;

6) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

7) to the Class B-2 Certificates, principal allocable to such Class;

8) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

9) to the Class B-3 Certificates, principal allocable to such Class;

10) to the Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

11) to the Class B-4 Certificates, principal allocable to such Class;

12) to the Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

13) to the Class B-5 Certificates, principal allocable to such Class;

14) to the Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

15) to the Class B-6 Certificates, principal allocable to such Class;

16) to the Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

17) to the Class B-7 Certificates, principal allocable to such Class;

18) to the Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

19) to the Class B-8 Certificates, principal allocable to such Class;

20) to the Class B-9 Certificates, accrued and unpaid interest at the Class B-9 certificate interest rate;

21) to the Class B-9 Certificates, principal allocable to such Class;

22) to the Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, accrued and unpaid interest at the related certificate interest rate;

23) to the Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, principal allocable to such Classes;

24) to the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, their Carryover Shortfall Amounts, from remaining interest otherwise distributable to the Class X-1 and Class X-2 Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class X Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A-1C Certificates); and

25) to the Class R Certificate, any remaining amount.

In addition, see "Transaction Summary – Class PPP Certificates" in this final term sheet for a description of the distributions on the Class PPP Certificates.



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## ORIGINATOR DISCLOSURES

**First Magnus Financial Corporation**

First Magnus Financial Corporation, an Arizona corporation, was formed in 1996. The company is principally engaged in the origination of residential mortgage loans on a retail and wholesale basis. Generally, such loans are subsequently sold to investors or financial institutions as part of a collateralized investment package. The Company maintains its headquarters in Tucson, Arizona, and does business in all 50 states.

**GMAC-RFC**
**RESIDENTIAL FUNDING CORPORATION**

RFC, an indirect, wholly-owned subsidiary of GMAC Mortgage Group, Inc., is a Delaware corporation having its principal place of business in Minnesota. RFC is engaged in the business of (i) originating and acquiring residential mortgage loans from correspondent bankers and brokers and selling loans to public and private investors in the secondary markets in its own name and through its affiliates and (ii) servicing residential mortgage loans for its own account and for the accounts of others. RFC's principal executive offices are located at 8400 Normandale Lake Boulevard, Suite 250, Minneapolis, Minnesota and its telephone number is (952) 857-7000.

**VIRTUAL BANK**

The information set forth in this section of the final term sheet has been provided by Lydian Private Bank ("Lydian").

Lydian is a federal savings bank whose home office is located in Palm Beach, Florida. Lydian is subject to examination and regulation by the Office of Thrift Supervision. It is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation.

Lydian originates and purchases 1-4 family mortgage loans primarily through its VirtualBank and VirtualBank Mortgage divisions. Lydian has been originating and servicing 1-4 family mortgage loans since 2000, and as of December 31, 2005 it acted as servicer or subservicer for $1,761,455,210.69 in 1-4 family mortgage loans. Lydian acts as servicer with respect to loans held for its own account and as servicer or subservicer for mortgage loans which it has originated and sold to third parties. Lydian services traditional first lien and junior lien mortgage loans (both conforming and jumbo) and home equity loans and lines of credit. These loans include fixed and variable rate, interest-only and Option ARM loans.

**PLAZA HOME MORTGAGE INC**

Plaza Home Mortgage, Inc. ("Plaza") is a direct lender engaged in the mortgage banking business to originate and sell mortgage loans. Plaza is incorporated in California, with the principal executive offices located at 5090 Shoreham Place, Suite 206, San Diego, CA 92122. Plaza originates mortgage loans primarily through Plaza's eleven wholesale branch offices, using a network of independent mortgage brokers approved by Plaza. Loans originated and sold by Plaza are first and/or second lien, fixed and adjustable rate mortgage loans secured by one-to-four unit properties.

**SIERRA PACIFIC MTG**

SPM Co., Inc. (SPM), a California Corporation, was incorporated on July 14, 1986 for the purpose of originating conventional and government backed real estate mortgages for sale to third-party investors. All outstanding stock is owned by SPM's president. SPM's headquarters is located at 50 Iron Point Circle, Suite 200, Folsom CA 95630



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IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

# WMALT Mortgage Pass-Through Certificates
# Series 2006-AR3
# Mortgage Loans
# Preliminary Collateral Information As of 04/01/06

| | | | | | | |
|---|---|---|---|---|---|---|
| **TOTAL CURRENT BALANCE** | $777,417,907 | | | | | |
| **TOTAL ORIGINAL BALANCE** | $777,752,212 | | | | | |
| **NUMBER OF LOANS** | 1,836 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **AVG CURRENT BALANCE** | $423,430 | | $39,041 | | $2,500,000 | |
| **AVG ORIGINAL BALANCE** | $423,612 | | $38,970 | | $2,500,000 | |
| **WAVG GROSS COUPON** | 6.96 | % | 1.00 | % | 10.01 | % |
| **WAVG GROSS MARGIN** | 3.30 | % | 1.53 | % | 6.13 | % |
| **WAVG MAX INT RATE** | 10.01 | % | 8.95 | % | 12.00 | % |
| **WAVG CURRENT LTV** | 75.69 | % | 7.52 | % | 95.53 | % |
| **WAVG FICO SCORE** | 707 | | 602 | | 816 | |
| **WAVG MONTHS TO ROLL** | 1 | Month(s) | 1 | Month(s) | 1 | Month(s) |
| **WAVG NEG AM LIMIT** | 113 | % | 110 | % | 115 | % |
| **WAVG PAYMENT CAP** | 7.50 | % | 7.50 | % | 7.50 | % |
| **WAVG RECAST** | 60 | Month(s) | 60 | Month(s) | 60 | Month(s) |
| **WAVG ORIGINAL TERM** | 373 | Month(s) | 360 | Month(s) | 480 | Month(s) |
| **WAVG REMAINING TERM** | 371 | Month(s) | 349 | Month(s) | 480 | Month(s) |
| **WAVG SEASONING** | 2 | Month(s) | 0 | Month(s) | 11 | Month(s) |
| **NZ WAVG PREPAY TERM** | 29 | Month(s) | 12 | Month(s) | 36 | Month(s) |
| **TOP STATE CONC** | CA(62.24%),FL(11.01%),AZ(4.17%) | | | | | |
| **MAXIMUM CA ZIPCODE** | 0.57% | | | | | |
| **FIRST PAY DATE** | | | June 1,2005 | | May 1,2006 | |
| **RATE CHANGE DATE** | | | May 1,2006 | | May 1,2006 | |
| **MATURITY DATE** | | | May 1,2035 | | April 1,2046 | |

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| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Option ARM | 1,836 | $777,417,906.67 | 100.00% |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| LIBOR | 18 | $6,935,104.65 | 0.89% |
| MTA | 1,818 | 770,482,802.02 | 99.11 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1—100,000 | 36 | $2,653,772.68 | 0.34% |
| 100,001—200,000 | 217 | 34,831,405.62 | 4.48 |
| 200,001—300,000 | 348 | 87,247,234.71 | 11.22 |
| 300,001—400,000 | 348 | 122,274,409.49 | 15.73 |
| 400,001—500,000 | 358 | 161,932,451.82 | 20.83 |
| 500,001—600,000 | 211 | 114,971,224.57 | 14.79 |
| 600,001—700,000 | 166 | 106,711,334.53 | 13.73 |
| 700,001—800,000 | 44 | 32,462,219.33 | 4.18 |
| 800,001—900,000 | 36 | 30,843,552.99 | 3.97 |
| 900,001—1,000,000 | 40 | 38,435,114.23 | 4.94 |
| 1,000,001—1,100,000 | 3 | 3,100,313.92 | 0.40 |
| 1,100,001—1,200,000 | 4 | 4,717,605.73 | 0.61 |
| 1,200,001—1,300,000 | 6 | 7,431,313.44 | 0.96 |
| 1,300,001—1,400,000 | 6 | 8,173,683.26 | 1.05 |
| 1,400,001—1,500,000 | 6 | 8,824,131.96 | 1.14 |
| 1,500,001—1,600,000 | 3 | 4,522,354.59 | 0.58 |
| 1,600,001—1,700,000 | 1 | 1,646,067.94 | 0.21 |
| 1,700,001—1,800,000 | 1 | 1,791,885.63 | 0.23 |
| 2,300,001—2,400,000 | 1 | 2,347,830.23 | 0.30 |
| 2,400,001—2,500,000 | 1 | 2,500,000.00 | 0.32 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 4.000 | 61 | $31,768,851.31 | 4.09% |
| 5.251—5.500 | 5 | 618,258.38 | 0.08 |
| 5.501—5.750 | 2 | 812,341.17 | 0.10 |
| 5.751—6.000 | 5 | 2,440,703.92 | 0.31 |
| 6.001 >= | 1,763 | 741,777,751.89 | 95.42 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.501—1.750 | 7 | $1,430,599.55 | 0.18% |
| 1.751—2.000 | 4 | 2,160,703.92 | 0.28 |
| 2.001—2.250 | 11 | 7,777,132.29 | 1.00 |
| 2.251—2.500 | 19 | 8,885,423.32 | 1.14 |
| 2.501—2.750 | 105 | 51,938,118.58 | 6.68 |
| 2.751—3.000 | 229 | 111,541,028.27 | 14.35 |
| 3.001—3.250 | 340 | 141,450,649.35 | 18.19 |
| 3.251—3.500 | 765 | 307,966,548.08 | 39.61 |
| 3.501—3.750 | 231 | 94,406,326.84 | 12.14 |
| 3.751—4.000 | 53 | 24,816,200.91 | 3.19 |
| 4.001 >= | 72 | 25,045,175.56 | 3.22 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 9.000 | 11 | $4,233,927.73 | 0.54% |
| 9.751—10.000 | 1,712 | 719,457,014.44 | 92.54 |
| 10.001—10.250 | 1 | 426,867.11 | 0.05 |
| 10.501—10.750 | 1 | 722,469.37 | 0.09 |
| 10.751—11.000 | 108 | 51,684,713.40 | 6.65 |
| 11.001 >= | 3 | 892,914.62 | 0.11 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 1,664 | $695,598,425.40 | 89.48% |
| 480 | 172 | 81,819,481.27 | 10.52 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| NEG AM LIMIT (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 110 | 639 | $300,519,074.33 | 38.66% |
| 115 | 1,197 | 476,898,832.34 | 61.34 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 341—350 | 2 | $1,315,975.08 | 0.17% |
| 351—360 | 1,662 | 694,282,450.32 | 89.31 |
| 471—480 | 172 | 81,819,481.27 | 10.52 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 30 | $11,920,800.00 | 1.53% |
| 1—6 | 1,739 | 734,723,218.86 | 94.51 |
| 7—12 | 67 | 30,773,887.81 | 3.96 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 1 | $470,000.00 | 0.06% |
| 31—35 | 2 | 1,848,569.22 | 0.24 |
| 36—40 | 4 | 3,141,575.29 | 0.40 |
| 41—45 | 9 | 4,540,037.63 | 0.58 |
| 46—50 | 10 | 5,650,740.79 | 0.73 |
| 51—55 | 17 | 8,706,363.02 | 1.12 |
| 56—60 | 36 | 21,344,487.67 | 2.75 |
| 61—65 | 45 | 27,434,537.72 | 3.53 |
| 66—70 | 111 | 67,677,081.86 | 8.71 |
| 71—75 | 252 | 135,265,817.45 | 17.40 |
| 76—80 | 1,002 | 379,648,294.19 | 48.83 |
| 81—85 | 265 | 96,684,792.55 | 12.44 |
| 86—90 | 60 | 17,487,500.78 | 2.25 |
| 91—95 | 20 | 6,646,945.35 | 0.86 |
| 96—100 | 2 | 871,163.15 | 0.11 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 1 | $470,000.00 | 0.06% |
| 31—35 | 2 | 1,848,569.22 | 0.24 |
| 36—40 | 4 | 3,141,575.29 | 0.40 |
| 41—45 | 9 | 4,540,037.63 | 0.58 |
| 46—50 | 11 | 6,255,488.35 | 0.80 |
| 51—55 | 19 | 9,386,041.66 | 1.21 |
| 56—60 | 33 | 20,060,061.47 | 2.58 |
| 61—65 | 48 | 30,736,599.10 | 3.95 |
| 66—70 | 114 | 67,565,551.26 | 8.69 |
| 71—75 | 293 | 152,747,209.24 | 19.65 |
| 76—80 | 1,211 | 452,915,207.47 | 58.26 |
| 81—85 | 10 | 2,883,959.43 | 0.37 |
| 86—90 | 70 | 20,721,374.80 | 2.67 |
| 91—95 | 11 | 4,146,231.75 | 0.53 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 600—619 | 6 | $1,714,388.48 | 0.22% |
| 620—639 | 127 | 45,127,720.03 | 5.80 |
| 640—659 | 161 | 58,874,919.36 | 7.57 |
| 660—679 | 332 | 129,933,209.91 | 16.71 |
| 680—699 | 291 | 130,048,918.11 | 16.73 |
| 700—719 | 270 | 119,279,694.77 | 15.34 |
| 720—739 | 199 | 90,104,438.42 | 11.59 |
| 740—759 | 184 | 81,636,037.20 | 10.50 |
| 760—779 | 149 | 68,134,446.78 | 8.76 |
| 780—799 | 89 | 39,618,453.94 | 5.10 |
| 800 >= | 28 | 12,945,679.67 | 1.67 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 180 | $67,710,918.15 | 8.71% |
| No Doc/NINA | 594 | 237,739,991.25 | 30.58 |
| No Ratio/NORA | 18 | 8,395,074.66 | 1.08 |
| Reduced Doc | 1,044 | 463,571,922.61 | 59.63 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 210 | $61,460,622.99 | 7.91% |
| Owner Occupied | 1,548 | 686,764,144.23 | 88.34 |
| Second Home | 78 | 29,193,139.45 | 3.76 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Duplex | 73 | $25,900,544.74 | 3.33% |
| Fourplex | 22 | 11,264,972.85 | 1.45 |
| Hi Rise Condo | 35 | 16,396,057.05 | 2.11 |
| Low Rise Condo | 129 | 38,638,413.01 | 4.97 |
| PUD | 329 | 147,700,059.41 | 19.00 |
| Single Family Residence | 1,229 | 529,174,767.72 | 68.07 |
| Townhouse | 5 | 1,831,324.03 | 0.24 |
| Triplex | 14 | 6,511,767.86 | 0.84 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Home Improvement | 3 | $1,369,874.43 | 0.18% |
| Purchase | 489 | 190,375,394.15 | 24.49 |
| Refi—Cash Out | 1,017 | 433,909,743.60 | 55.81 |
| Refi—No Cash Out | 327 | 151,762,894.49 | 19.52 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 450 | $197,521,892.77 | 25.41% |
| 12 | 357 | 164,223,672.93 | 21.12 |
| 24 | 16 | 8,562,978.18 | 1.10 |
| 36 | 1,013 | 407,109,362.79 | 52.37 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AK | 1 | $678,907.38 | 0.09% |
| AL | 6 | 1,586,680.86 | 0.20 |
| AZ | 96 | 32,430,956.11 | 4.17 |
| CA | 1,002 | 483,853,988.97 | 62.24 |
| CO | 16 | 5,261,051.49 | 0.68 |
| CT | 7 | 1,846,063.68 | 0.24 |
| DE | 2 | 595,630.72 | 0.08 |
| FL | 231 | 85,569,575.46 | 11.01 |
| GA | 7 | 3,922,871.20 | 0.50 |
| HI | 17 | 8,805,705.96 | 1.13 |
| IA | 1 | 63,019.85 | 0.01 |
| ID | 4 | 634,280.08 | 0.08 |
| IL | 37 | 12,332,999.96 | 1.59 |
| IN | 5 | 956,993.83 | 0.12 |
| KS | 2 | 334,213.49 | 0.04 |
| MA | 21 | 9,218,583.45 | 1.19 |
| MD | 22 | 8,921,173.14 | 1.15 |
| ME | 1 | 461,908.32 | 0.06 |
| MI | 9 | 2,476,690.25 | 0.32 |
| MN | 17 | 5,327,059.16 | 0.69 |
| MO | 4 | 1,029,936.95 | 0.13 |
| MT | 1 | 367,408.70 | 0.05 |
| NC | 5 | 1,290,185.95 | 0.17 |
| NE | 1 | 63,013.30 | 0.01 |
| NH | 2 | 888,922.65 | 0.11 |
| NJ | 44 | 17,742,306.92 | 2.28 |
| NM | 4 | 1,095,163.51 | 0.14 |
| NV | 83 | 28,676,894.26 | 3.69 |
| NY | 12 | 4,626,305.42 | 0.60 |
| OH | 5 | 751,473.78 | 0.10 |
| OK | 1 | 88,189.34 | 0.01 |
| OR | 12 | 2,547,274.22 | 0.33 |
| PA | 11 | 2,982,972.11 | 0.38 |
| RI | 1 | 164,000.00 | 0.02 |
| SC | 7 | 1,187,452.56 | 0.15 |
| TN | 1 | 397,696.01 | 0.05 |
| TX | 16 | 2,389,489.53 | 0.31 |
| UT | 11 | 2,608,342.89 | 0.34 |
| VA | 58 | 25,843,375.58 | 3.32 |
| VT | 2 | 984,647.60 | 0.13 |
| WA | 46 | 15,532,008.20 | 2.00 |
| WI | 5 | 882,493.83 | 0.11 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Data Not Compiled | 89 | $43,699,718.67 | 5.62% |
| 15.00 or less | 27 | 14,417,192.64 | 1.85 |
| 15.01—20.00 | 69 | 31,223,931.69 | 4.02 |
| 20.01—25.00 | 117 | 48,785,115.95 | 6.28 |
| 25.01—30.00 | 200 | 80,849,636.33 | 10.40 |
| 30.01—35.00 | 327 | 130,055,421.44 | 16.73 |
| 35.01—40.00 | 549 | 234,882,915.37 | 30.21 |
| 40.01—45.00 | 250 | 108,961,249.93 | 14.02 |
| 45.01—50.00 | 146 | 60,511,322.22 | 7.78 |
| 50.01—55.00 | 60 | 23,566,212.67 | 3.03 |
| 55.01—60.00 | 1 | 339,189.76 | 0.04 |
| 60.01 or greater | 1 | 126,000.00 | 0.02 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.49%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 1,196 | $501,974,979.50 | 64.57% |
| 60.00 or less | 1 | 1,511,653.67 | 0.19 |
| 60.01—65.00 | 2 | 1,975,227.83 | 0.25 |
| 65.01—70.00 | 4 | 2,565,229.10 | 0.33 |
| 70.01—75.00 | 9 | 4,921,528.28 | 0.63 |
| 75.01—80.00 | 21 | 14,096,265.09 | 1.81 |
| 80.01—85.00 | 52 | 27,574,371.96 | 3.55 |
| 85.01—90.00 | 534 | 215,505,366.31 | 27.72 |
| 90.01 or greater | 17 | 7,293,284.93 | 0.94 |
| **Total** | 1,836 | $777,417,906.67 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 87.66%.